Exhibit 4.2
AMENDMENT NO. 1
to the
2014 STOCK INCENTIVE PLAN
OF
INTERSECTIONS INC.
WHEREAS, Intersections Inc. (the "Corporation") has adopted the 2014 Stock Incentive Plan of Intersections Inc. (the "Plan") (capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Plan); and
WHEREAS, Section 20 of the Plan permits the Committee to amend the Plan from time to time, provided, however, that any amendment to increase the number of shares issuable under the Plan shall be subject to the approval of the stockholders of the Corporation; and
WHEREAS, the Board of Directors determined it was advisable and in the best interest of the Company and its stockholders to increase the number of shares authorized for issuance under the Plan by 2,500,000 shares, subject to final approval by the Committee and the approval of the Corporation's stockholders, as well as amend the Plan in certain other respects;
WHEREAS, the Committee now desires to amend the Plan to increase the number of shares authorized for issuance under the Plan and in certain other respects;
NOW, THEREFORE, the Plan is hereby amended as follows:
1.            Section 6 of the Plan is hereby amended to read in its entirety as follows:

"6. Shares. The Committee may, but shall not be required to, grant, in accordance with this Plan, Incentive Awards with respect to an aggregate of up to 5,500,000 Shares, which may be either Shares held in treasury or authorized but unissued Shares. The maximum number of Shares, subject to adjustment under Section 15 of the Plan, which may be made the subject of Options that are incentive stock options is 5,500,000. The maximum number of Shares, subject to adjustment under Section 15 of the Plan, which may be (i) made the subject of Options that are incentive stock options granted to any individual during any calendar year shall not exceed 1,000,000 Shares, (ii) made the subject of Options or SARs granted to any individual during any calendar year shall not exceed 1,000,000 Shares or (iii) made the subject of Incentive Awards other than Options or SARs, including Incentive Awards that are meant to qualify as 'qualified performance-based compensation' within the meaning of Section 162(m) of the Code, granted to any individual during any calendar year shall not exceed 1,000,000. If the Shares that would be issued or transferred pursuant to any Incentive Award are not issued or transferred and cease to be issuable or transferable for any reason, or if Restricted Shares which are subject to a Restricted Stock Award are forfeited, the number of Shares subject to such Incentive Award will no longer be charged against the limitation provided for herein and may again be made subject to Incentive Awards; provided, however, that any RSUs as to which a cash payment has been made in settlement thereof shall continue to reduce, by an equivalent number of Shares, the number of Shares which may again be made subject to Incentive Awards; provided, further, that with respect to any Incentive Awards granted to any person who is a 'covered employee' as defined in Section 162(m) of the Code and the regulations promulgated thereunder that is canceled or repriced, the number of Shares subject to such Incentive Award shall continue to count against the maximum number of Shares which may be the subject of Incentive Awards granted to such person and such maximum number of Shares shall be determined in accordance with Section 162(m) of the Code and the regulations promulgated thereunder.
Nothing herein contained shall be construed to prohibit the issuance of Incentive Awards at different times to the same employee, director, consultant or independent contractor."
2.            Section 11 of the Plan is hereby amended to read in its entirety as follows:
"11. Performance Awards and Criteria. The Committee shall have the authority to grant Incentive Awards that are subject to certain performance objectives. Such Incentive Awards may be awards that qualify as 'qualified performance-based compensation' for purposes of Section 162(m) of the Code as well as performance awards that do not meet the requirements of Section 162(m) of the Code, as designated by the Committee at the time of grant.
(a) Performance Criteria. The performance objectives for Incentive Awards may be based upon one or more of the following criteria, as selected by the Committee and specified at the time of grant: (i) consolidated income before or after taxes; (ii) EBITDA; (iii) adjusted EBITDA; (iv) net operating income;    (v) net income; (vi) net income per Share; (vii) book value per Share; (viii) total shareholder return; (ix) expense management; (x) return on investment; (xi) improvements in capital structure; (xii) profitability of an identifiable business unit; (xiii) maintenance or improvement of debt to equity ratio or other ratios; (xiv) stock price; (xv) funds from operations, as the same may or may not be adjusted; (xvi) cash flow; (xvii) working capital; and (xviii) for Incentive Awards not intended to comply with the performance exception under Section 162(m) of the Code, such other standards as determined by the Committee in its sole discretion. Performance objectives may be in respect of the performance of the Corporation and its Subsidiaries (which may be on a consolidated basis), or a Subsidiary, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the performance objectives may be calculated without regard to extraordinary items.
(b) In the case of any Incentive Awards that are intended to qualify as 'qualified performance-based compensation' under Section 162(m) of the Code, any performance criteria applicable to the Award will be able to be objectively determined by the Committee and the Committee shall approve the extent to which any performance criteria have been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting. For Incentive Awards not intended to comply with the qualified performance-based compensation exception under Section 162(m) of the Code, prior to the end of a performance cycle, the Committee, in its discretion, may adjust the performance objectives to reflect a change in capitalization or any other event which may materially affect the performance of the Corporation or a Subsidiary, including, but not limited to, market conditions or a significant acquisition or disposition of assets or other property by the Corporation or a Subsidiary. For Incentive Awards intended to comply with the qualified performance-based compensation exception under Section 162(m) of the Code, the Committee shall establish the performance goals for each such Incentive Award within the time periods required under Section 162(m) of the Code and, once established, the performance goals will not be changed or modified during the performance cycle except to the extent permitted under Section 162(m) for 'qualified performance-based compensation' or to the extent compliance with such requirements is not desired. A performance cycle shall mean the time period specified by the Committee at the time an Incentive Award that is subject to performance criteria is granted during which the performance of the Corporation and/or a Subsidiary will be measured."
3.            Section 18 of the Plan is hereby amended to delete the last sentence of such Section 18 and replacing it with the following:
"Notwithstanding the foregoing or anything else in the Plan to the contrary, in no event may Shares with a Fair Market Value in excess of the legally required withholding amount based on the maximum statutory individual withholding rates for federal and state tax purposes that are applicable to the jurisdiction be withheld for the payment of tax obligations (in whole or part) and provided such withholding does not change the accounting treatment of such Incentive Award."
4.            This Amendment shall be effective as of the date of approval of the stockholders of the Corporation of this Amendment.
5.            Except to the extent hereinabove set forth, the Plan shall remain in full force and effect.
IN WITNESS WHEREOF, this Amendment to be executed by a duly authorized officer of the Corporation on this 18th day of April, 2016.

INTERSECTIONS INC.

By:	/s/Ronald Barden
Name: Ronald Barden
Title: Chief Financial Officer